Filed by FBR Asset Investment Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No: 001-15049


On December 4, 2002, Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation distributed the following information:


                            FRIEDMAN BILLINGS RAMSEY

                                   [FBR LOGO]

                                   MERGER OF
                 FRIEDMAN, BILLINGS, RAMSEY GROUP ("FBR GROUP")
                                     WITH
                 FBR ASSET INVESTMENT CORPORATION ("FBR ASSET")



            -------------------------------------------------------
                                 DECEMBER 2002
            -------------------------------------------------------
________________________________________________________________________________

[FBR LOGO]
________________________________________________________________________________
         FORWARD LOOKING INFORMATION

         Statements concerning projections, future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks, and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the overall environment for interest rates, repayment speeds within the mortgage-backed securities market, risk associated with equity investments, the demand for public offerings, activity in the secondary securities market, the high degree of risk associated with technology and other venture capital investments, competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause actual results to differ materially is contained in FBR Asset's Annual Report on Form 10-K and quarterly reports on Form 10-Q, and FBR Group's Annual Report on Form 10-K and quarterly reports on Form 10-Q.

         PROXY INFORMATION

         In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Pro forma information contained in the following materials may be changed in the joint proxy statement/prospectus. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Friedman, Billings, Ramsey Group, Inc. and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209,
         Attention: Investor Relations.

         PARTICIPANTS IN SOLICITATION

         FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002.
________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY


Page 2
December 4, 2002

[FBR Logo]                          INTRODUCTION
________________________________________________________________________________

o On November 14, 2002, Friedman, Billings, Ramsey Group, Inc. (NYSE: FBR) and its existing affiliate, FBR Asset Investment Corporation (NYSE: FB) agreed to merge.

o The resulting entity will continue to engage in the business activities of the two companies. The new parent company ("New FBR") will engage in principal investing activities, primarily investing in mortgage-backed securities as FBR Asset does today, and, through taxable subsidiaries, will conduct investment banking and other operating businesses as FBR Group does today.

o New FBR will elect to be taxed as a REIT, and will conduct most principal investment activities in the REIT, as FBR Asset had done before the merger. The operating businesses of FBR Group will be conducted within taxable REIT subsidiaries ("TRS"s) and will continue to pay corporate income tax like any taxable corporation.

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 3
December 4, 2002

[FBR Logo]                      CORPORATE STRUCTURE
________________________________________________________________________________
[Graph depicting the following information:]

     BEFORE                                                     AFTER

   FBR ASSET                        Asset holdings conform      PARENT
    (REIT)         ---------->         to REIT rules            (REIT)
                                     (primarily MBS);
                                    distributes 90%+ of
                                       taxable income.


    FBR GROUP      ---------->       Operating businesses;      TAXABLE REIT
    (TAXABLE                          pays tax at corporate     SUBSIDIARIES
   CORPORATION)                       rates; may retain or        (Taxable
                                      distribute after-tax      Corporation)
                                           earnings.


________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 4
December 4, 2002

[FBR Logo]                              NEW FBR (1)
________________________________________________________________________________

        o Significant Growth Opportunity within Investment Banking and Other TRS Businesses

        o Significant Dividend Income

        o Diversified Earnings Stream

        o Ability to Capitalize on Principal Investing Opportunities

        o More than 460 Employees in 16 Offices

        o Total Assets of More than $6 Billion; Highly Liquid Balance Sheet

        o Equity Capital Base of More than $1 Billion

        o Market Capitalization Greater than $1.2 Billion (2)

        o Total Shares Outstanding of Approximately 130 Million

        o Float Shares Greater than 100 Million


        (1) All data pro forma for the transaction.
        (2) Based on the closing price of FBR Group on November 14, 2002.
________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 5
December 4, 2002

[FBR Logo]                  FRIEDMAN BILLINGS RAMSEY


                       INVESTMENT BANKING, INSTITUTIONAL
                          BROKERAGE, ASSET MANAGEMENT
                               Growth Businesses


________________________________________________________________________________

      --------------------------------------------------------------------
                                 DECEMBER 2002
      --------------------------------------------------------------------
________________________________________________________________________________

[FBR Logo]                      FBR GROUP OVERVIEW
________________________________________________________________________________

        o Top Ten Lead Managing Equity Underwriter

        o Greater than 30% CAGR Revenue Growth

        o #1 Aftermarket Performance for Lead Managed Deals Since
          January 1, 2001 (1)

        o One of the Most Efficient Cost Structures in the Industry

        o Six Industry Focus Sectors, 460 Employees, 16 Offices

        o Manager of Mortgage Backed Securities and Principal
          Activities of FBR Asset

        o Positioned for Continued Growth Through Period of Industry
          Volatility

    (1) Source: CommScan LLC. For the period beginning January 1, 2001 and ending September 30, 2002, among underwriters that have closed more than five lead-managed deals.

________________________________________________________________________________
                                                       FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 7
December 4, 2002

[FBR Logo]            Investment Baking Rankings 1/1/02-9/30/02
________________________________________________________________________________


            Issuer Market Cap Under $1B - All Industries             All Market Caps - All Industries
            1/1/2002-9/30/2002 IPOs and Secondaries              1/1/2002-9/30/2002 IPOs and Secondaries

        LEAD MANAGER               $ MILLIONS       # OF DEALS           LEAD MANAGER               $ MILLIONS      # OF DEALS

   1 Credit Suisse First Boston      $2,865.2           25            1 Credit Suisse First Boston    $16,405.4         49
   2 Merrill Lynch & Co              $1,793.4           15            2 Goldman, Sachs & Co           $13,103.3         25
   3 Bear, Stearns & Co              $1,589.2           13            3 Salomon Smith Barney Inc      $10,851.5         26
   4 Morgan Stanley                  $1,517.5           14            4 Morgan Stanley                 $6,817.1         26
   5 Lehman Brothers                 $1,508.9           12            5 Merrill Lynch & Co             $6,693.0         28
   6 UBS Warburg LLC                 $1,310.7           17            6 Lehman Brothers                $4,023.0         19
   7 FRIEDMAN, BILLINGS, RAMSEY      $1,191.7           15 (1)        7 UBS Warburg LLC                $2,438.8         22
   8 Goldman, Sachs & Co             $1,092.4            8            8 Deutsche Bank Securities       $2,276.2         13
   9 Salomon Smith Barney Inc          $871.9            8            9 Bear, Stearns & Co             $2,202.2         16
  10 Banc of America Securities        $683.2            8           10 J.P. Morgan Securities Inc     $2,138.9         13
  11 Deutsche Bank Securities          $591.1            6           11 Banc of America Securities     $2,136.8         12
  12 J.P. Morgan Securities            $498.3            7           12 FRIEDMAN, BILLINGS, RAMSEY     $1,694.2         16 (1)
  13 CIBC World Markets                $405.6            8           13 Thomas Weisel Partners LLC       $468.1          4
  14 Robertson Stephens                $386.0            7           14 CIBC World Markets               $405.6          8
  15 Robert W. Baird & Co Inc          $384.6            4           15 Robertson Stephens               $386.0          7
  16 U.S. Bancorp Piper Jaffray Inc    $303.3            4           16 Robert W. Baird & Co Inc         $384.6          4
  17 Raymond James                     $280.4            9           17 U.S. Bancorp Piper Jaffray Inc   $303.3          4
  18 Jefferies & Co Inc                $257.2            3           18 Wachovia Securities Inc          $289.3          6
  19 Wachovia Securities Inc           $238.9            5           19 Raymond James                    $280.4          9
  20 Thomas Weisel Partners LLC        $217.0            3           20 Jefferies & Co Inc               $257.2          3
  21 Keefe, Bruyette & Woods Inc       $216.6            5           21 Keefe, Bruyette & Woods Inc      $216.6          5
  22 TD Securities Inc                 $212.4            1           22 Needham & Co Inc                 $183.6          3
  23 Needham & Co Inc                  $183.6            3           23 Ferris, Baker Watts Inc          $165.3          3
  24 Ferris, Baker Watts Inc           $165.3            3           24 William Blair & Co               $127.5          3
  25 Legg Mason Wood Walker Inc        $143.5            2           25 Morgan Keegan & Co Inc           $107.7          4

 (1) In addition, FBR raised more than $450 million in 144A Institutional Equity Placements.  Including this $450 million, FBR raised approximately $1.65 billion for issuers with market capitalizations under $1 billion, and $2.15 billion in total.

                                                                                                               Source: CommScan LLC.
                                                                                                           Excludes Closed End Funds

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 8
December 4, 2002

[FBR Logo]                       FBR GROUP OVERVIEW
________________________________________________________________________________

THE BUSINESSES OPERATED BY FBR GROUP IN THE PAST WILL CONTINUE TO BE OPERATED BY
                    NEW FBR THROUGH TAXABLE REIT SUBSIDIARIES

                               (US $ IN MILLIONS)

[Bar Graphs depicting the following information:]

INVESTMENT BANKING REVENUE (1)

Underwriting:
1999 $22.6
2000 $21.1
2001 $44.6
2002 Nine Months Annualized $82.7


Corporate Finance:
1999 $22.5
2000 $31.4
2001 $30.3
2002 Nine Months Annualized $64.1


Gains:
1999 $3.9
2000 $1.5
2001 $6.8
2002 Nine Months Annualized $5.9

Total 1999: $49.0
Total 2000: $54.0
Total 2001: $81.7
Total 2002 Nine Months Annualized: $152.6

CAGR 46.0%

SALES & TRADING REVENUE (1)

Agency:
1999 $15.0
2000 $21.1
2001 $27.1
2002 Nine Months Annualized $36.4

Principal:
1999 $22.1
2000 $32.3
2001 $24.6
2002 Nine Months Annualized $27.0

Total 1999: $37.1
Total 2000: $53.4
Total 2001: $51.7
Total 2002 Nine Months Annualized: $63.4

CAGR 19.6%

ADJUSTED ASSET MANAGEMENT REVENUE (1)

Base Management Fee:
1999 $8.4
2000 $9.0
2001 $17.9
2002 Nine Months Annualized $20.2

Incentive Income:
1999 $1.6
2000 $1.7
2001 $2.0
2002 Nine Months Annualized $.3

Total 1999: $10.0
Total 2000: $10.7
Total 2001: $19.9
Total 2002 Nine Months Annualized: $20.5

CAGR 27.1%

TOTAL ADJUSTED PRO FORMA TRS REVENUE (1) (2)

Investment Banking:
1999 $49.0
2000 $54.0
2001 $81.7
2002 Nine Months Annualized $152.6

Sales & Trading
1999 $37.1
2000 $53.4
2001 $51.7
2002 Nine Months Annualized $63.4

Asset Management
1999 $10.0
2000 $10.7
2001 $19.9
2002 Nine Months Annualized $20.5

Total 1999: $96.1
Total 2000: $118.1
Total 2001: $153.2
Total 2002 Nine Months Annualized: $236.5

CAGR 35.0%


(1) Adjusted for elimination of all revenue from and fees paid to FBR Asset and for the elimination of technology sector net investment and incentive gains and losses.
(2) Excludes Net Investment Income, Interest, Dividends and Other.

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 9
December 4, 2002

[FBR Logo]


                            FRIEDMAN BILLINGS RAMSEY


                              PRINCIPAL INVESTING

                      Spread Businesses & Merchant Banking


  -------------------------------------------------------------------------
                                 DECEMBER 2002
  -------------------------------------------------------------------------
________________________________________________________________________________

[FBR Logo]           MBS AND OTHER PRINCIPAL INVESTMENTS
________________________________________________________________________________

The strategy successfully employed by FBR Asset in the past will continue to be used by New FBR

o Residential Mortgage-Backed Securities (Approximately $5.8 Billion as of September 30, 2002)

      -    AAA rated securities - guaranteed by Freddie Mac, Fannie Mae or
           Ginnie Mae
      -    Low effective duration of 1 to 2 years: limits price risk
      -    Leverage target of 8.5x debt to equity
      - Allocation of principal equity capital: 50%-90% (long-term average target 60%-65%)

o Merchant Banking Portfolio (approximately $100 Million as of September 30, 2002 in FBR Asset)

      -    Senior secured and mezzanine loans
      -    Preferred and common equity
      -    Direct assets
      -    Non-levered portfolio
      -    Typical hold period 12-18 months
      - Allocation of principal equity capital: 10%-50% (long-term average target 35%-40%)
________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 11
December 4, 2002

[FBR Logo]                  PORTFOLIO RETURNS
________________________________________________________________________________

o MORTGAGE BACKED SECURITIES PORTFOLIO INVESTMENTS

                                                    ROE Model(1)
                                                     ---------
     Unlevered Asset Yield:                            4.00%

     Cost of funds:                                    1.35%

     Spread:                                           2.65%
                                                      -------
     ROE, Gross (Assumed Leverage @ 8.5x)             26.53%

                                     -------------------------------------------
                                      Levered Return:     (2.65% * 8.5x)  22.53%

                                      Unlevered Equity Return:             4.00%
                                                                           -----
                                      Gross ROE                           26.53%
                                     -------------------------------------------
o OPPORTUNITY FUND INVESTMENTS
     - The Dollar Weighted Internal Rate of Return in FBR Asset's Opportunity Portfolio Investments has been 30.6% (In addition, FBR Asset and
          FBR Group received Investment Banking Fees)



     (1) Example for illustrative purposes only, not intended to reflect existing portfolio, historical results, or likely future results.
________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 12
December 4, 2002

[FBR Logo]                 FBR ASSET MBS PORTFOLIO
________________________________________________________________________________

                               AS OF 30-SEP-2002

____________________________________________________________________________________________________________
          CURRENT        MARKET                                                                   RELEVANT
           FACE          VALUE     % OF       AVERAGE      AVERAGE      BOOK     EFFECTIVE       PREPAYMENT
SECTOR    ($000)         ($000)   PORTFOLIO   COUPON     YRS. TO MAT.   YIELD    DURATION       ASSUMPTIONS
____________________________________________________________________________________________________________

ARM     5,618,770     5,789,145    99.44%      5.27%       2.55         4.74%       1.37         30.37

Fixed      31,869        33,360     0.56%      7.00%       2.27         5.34%       1.00         56.71


TOTAL   5,650,639     5,822,505   100.00%      5.28%       2.55         4.75%       1.37         30.53


[PIE CHART DEPICTING GNMA 5%, FNMA 36% AND FHLMC 59%]

[PIE CHART DEPICTING ARM 99% AND Fixed 1%]

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 13
December 4, 2002

[FBR Logo]       NET INTEREST SPREAD COMPARED TO DISCOUNT RATE
________________________________________________________________________________

[LINE GRAPH DEPICTING SPREAD COMPARED TO DISCOUNT RATE
  "SPREAD BETWEEN CMT+225 BPS AND ONE MONTH LIBOR(%)" ON THE VERTICAL AXIS AND

  "THE MONTHS OF NOVEMBER AND MAY FROM 1982 TO 2002" ON THE HORIZONTAL AXIS.

   THE POINTS PLOTTED REPRESENT THE FOLLOWING:
        1. "SPREAD BETWEEN CMT+225 BPS AND LIBOR"
        2. "AVERAGE SPREAD OF 216 BPS (STANDARD DEVIATION OF 47 BPS)"
        3. "DISCOUNT RATE"]

                                              Source: Bloomberg, Federal Reserve
Note: CMT is 1 Year Constant Maturity Treasury.
      For purposes of estimating spread, assumed a margin of 225 bps.

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 14
December 4, 2002

[FBR Logo]              FRIEDMAN BILLINGS RAMSEY
________________________________________________________________________________


                                BUSINESS SYNERGY

              The Interface Between Investment Banking and Capital


   -------------------------------------------------------------------------
                                 DECEMBER 2002
   -------------------------------------------------------------------------

________________________________________________________________________________

                                BUSINESS SYNERGY
[FBR Logo]     ACCESS TO CAPITAL DRIVES INVESTMENT BANKING GROWTH
________________________________________________________________________________

  Examples of transactions in which FBR Asset has invested, and FBR Group has provided investment banking services.

        -----------------------------------------------------------------------
                                         INVESTMENT         BANKING
        PERIOD    INVESTMENT              AMOUNT             FEES
        -----------------------------------------------------------------------
        Jul-01    Saxon Capital          $9,300,000       $16,750,587
        Nov-01    Quaker Coal                     -           707,334 (1)
        Nov-01    MCG Capital             9,934,375        10,688,048
        Dec-01    Anworth Mortgage        3,890,650         1,318,828
        Mar-02    Oxford Finance Corp.   14,650,000(2)      3,180,000
        Apr-02    Southwest Royalties    18,333,333         1,792,188
        Jul-02    American Financial
                   Realty Trust          40,000,001(3)     27,149,064
        Sep-02    AmeriCredit            35,250,000        28,522,361
        Oct-02    Franklin Bank           5,580,000         4,437,533
                                        ---------------------------------------
                                       $136,938,360       $94,545,943

        (1) Breakup fee
        (2) Includes $10 million note and $4.65 million equity investment
        (3) Includes $5 million Three Beaver Valley note repaid prior to the 144A offering and the subsequent $35 million equity investment, which was made in September of 2002.

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 16
December 4, 2002

                                BUSINESS SYNERGY
[FBR Logo]              CASE STUDIES FOR USE OF CAPITAL
________________________________________________________________________________

                    American Financial Realty               Southwest Royalties, Inc.                 AmeriCredit Corp.(ACF)
                          Trust
                    --------------------------------------------------------------------------------------------------------
                    FBR Group worked with American          FBR was engaged to syndicate a            FBR acted as the sole manager
                    Financial's management team to          senior loan for Southwest Royalties,      and placement agent for a $500
                    create a REIT that purchases real       an oil and gas exploration and            million recapitalization of
Description of      estate assets from large commercial     production company, in an amount          AmeriCredit, a sub-prime
Transaction         banking institutions and subsequently   up to $80 million.  FBR Asset             automobile finance company.
                    releases the properties back to the     participated as the lead, helping         FBR Asset acted as the lead
                    institutions or a third party and in    to bring in two other institutions to     investor, enabling FBR to
                    some cases, sells the acquired          consummate the transaction.               successfully complete the
                    property. Prior to the 144A offering,                                             transaction in a difficult
                    FBR Asset made a time critical $5                                                 market environment.
                    million loan, which was repaid in 42
                    days, to enable REIT to acquire a key
                    piece of real estate.  FBR Asset
                    subsequently acted as the lead
                    investor with a $35 million investment
                    in a $400 million dollar 144A offering
                    completed by FBR Group to initially
                    capitalize the REIT.


Transaction              144A Private Placement                 Syndicated Senior Loan                   Follow-on Offering
Structure


Deal Size                     $400 Million                            $55 Million                        Over $500 Million


Investment Amount             $35,000,001                            $18,333,333                             $35,250,000


Days Held                90+ (still in portfolio)                          26                           65+ (still in portfolio)


Holding Period Return         14.9% to date                              2.0%                                14.9% to date

------------------------------------------------------------------------------------------------------------------------------------

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 17
December 4, 2002

[FBR Logo]                   FRIEDMAN BILLINGS RAMSEY


                                  THE NEW FBR

                                  Business Mix



  ---------------------------------------------------------------------------
                                 DECEMBER 2002
  ---------------------------------------------------------------------------

________________________________________________________________________________

[FBR Logo]                   NEW FBR BUSINESS MIX (1)
________________________________________________________________________________

____________________________________________________________________________________________________________________________________

                REIT PRINCIPAL
                  ACTIVITIES                                                          TAXABLE SUBSIDIARIES (TRSs)

      MORTGAGED          MERCHANT
       BACKED            BANKING             INVESTMENT                                   INSTITUTIONAL            ASSET
      SECURITIES        AND OTHER             BANKING               RESEARCH             SALES & TRADING         MANAGEMENT

Assets                $160 million       75 investment bankers     60 analysts           50 Institutional      Private equity
approximately         of invested          6 focused industry      Over 380              Brokers               Hedge funds
$6 billion            capital              sectors                 companies             30 Traders & Sales    Venture capital
  o AAA rated          o Preferred and    o Financial Services     under coverage         Traders               Equity Mutual funds
    securities -         common equity    o Real Estate             o Independence       Market-maker in       Fixed Income & Money
    guaranteed by      o Senior secured   o Technology              o In-depth           over 470 equity        Market Mutual Funds
    Freddie Mac,         and mezzanine    o Energy                    company analysis   and debt securities   Private Client Group
    Fannie Mae or        loans            o Diversified             o Theme-driven        o Covering over       o Investment
    Ginnie Mae         o Interest in        Industries                industry              1,000                 management
  o Low effective        proprietary      o Healthcare                coverage              institutional       o Restricted (144)
    duration of 1 to 2:  funds           Top 10 lead-managing       o Daily meetings        accounts              stock sales
    limits price risk  o Direct assets   equity underwriter           with sales force    o Mutual funds        o Financial
  o Leverage target    o Non-levered      o 78 transactions         o Up-to-date          o Hedge funds           planning/trust &
    of 8.5x within       portfolio          with $5.6 bn in           economic and        o Money managers        estate services
    mortgage portfolio                      total transaction         policy news         o Pension funds       o Credit lines
                                            value(2)                o Frequent                                  o Hedging and
                                          o 29 lead and sole          management                                  monetization
                                            managed public and        roadshows                                 o Employee stock
                                            private transactions(2) o Annual investor                             option management
                                          o 34 M&A and                conferences                               o Cash management
                                            advisory                                                            o FBR National Bank
                                            assignments(2)                                                        & Trust (3)

(1) All numbers are approximate as of September 30, 2002 unless otherwise stated.
(2) For 12 months ended September 30, 2002.
(3) Member FDIC and an equal housing lender. Products offered by other FBR subsidiaries are not FDIC insured, not offered, guaranteed, or endorsed by FBR National Bank & Trust, and may lose value.

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 19
December 4, 2002

[FBR Logo]
                            FRIEDMAN BILLINGS RAMSEY
_______________________________________________________________________________





                                   THE NEW FBR

                              Selected Comparables

               --------------------------------------------------
                                  DECEMBER 2002
               --------------------------------------------------
_______________________________________________________________________________

[FBR Logo]
                     INDEPENDENT BROKER-DEALER BUSINESS MIX
_______________________________________________________________________________

 Components of           Period    Interest   Investment    Principal     Fees
  Gross Revenue           End (1)    and        Banking   Transactions      &
                                   Dividends                 and          Other
                                                          Commissions

Lehman Brothers         31-Aug-02   70%       11%        19%               0%
Morgan Stanley          31-Aug-02   49%        7%        19%              25%
Goldman Sachs           30-Aug-02   48%       12%        19%              21%
Merrill Lynch           27-Sep-02   46%        9%        25%              20%
SWS Group (2)           27-Sep-02   38%       11%        38%              14%
Bear Stearns            31-Aug-02   32%       14%        51%               2%
Jefferies Group         27-Sep-02   12%       19%        66%               2%
Raymond James Financial 28-Jun-02   11%        8%        66%              14%
Stifel Financial Corp.  30-Sep-02    8%       25%        54%              13%
Legg Mason, Inc (3)     30-Sep-02    7%        7%        30%              56%
A.G. Edwards Inc.(3)    31-Aug-02    5%       11%        55%              29%
                                    --        --         --               --
  AVERAGE BROKER/DEALER             30%       12%        40%              18%

NEW FBR 2003 FORECAST   31-DEC-03   44%       30%        16%              10%
PRO FORMA (4)


(1) Results are for most recent nine month period unless stated otherwise.
(2) Most recent three month period
(3) Most recent six month period
(4) Pro forma forecast for full year ended December 31, 2003
_______________________________________________________________________________
                                                       FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 21
December 4, 2002

[FBR Logo]
                              SELECTED COMPARABLES
_______________________________________________________________________________

                               Period      Market Cap (1)  Compensation/ Leverage   ROE (2)      Indicated      Price/       2003
                                End         ($ Millions)     Net                                  Dividend       Book      Estimated
                                                           Revenue (2)                             Yield                     P/E

Morgan Stanley                31-Aug-02       $45,596       45.7%        24.1x       14.0%         2.2%         2.13x        13.2x
Goldman Sachs                 30-Aug-02        37,117       50.0%        18.5x       11.4%         0.6%         1.97x        16.2x
Merrill Lynch                 27-Sep-02        34,058       51.7%        19.7x       11.8%         1.6%         1.53x        13.1x
Lehman Brothers               31-Aug-02        13,568       51.0%        29.8x       11.8%         0.6%         1.52x        12.8x
Bear Stearns                  31-Aug-02         8,892       48.6%        31.1.x      16.5%         1.1%         1.49x        11.5x
Legg Mason, Inc (3),(4)       30-Sep-02         3,331       59.2%        5.1x        11.2%         0.9%         2.85x        16.1x
A.G. Edwards Inc. (4)         31-Aug-02         2,698       66.3%        2.4x        7.8%          1.9%         1.66x        15.9x
Raymond James Financial(5)    28-Jun-02         1,478       75.8%        7.9x        9.5%          1.2%         1.79x        17.6x
Jefferies Group               27-Sep-02         1,102       57.9%        9.6x        10.3%         0.5%         1.88x        15.3x
SWS Group (6)                 27-Sep-02           218       56.3%        14.0x       NA            3.1%         1.15x        NA
Stifel Financial Corp.        30-Sep-02            82       68.2%        5.3x        1.9%          1.0%         0.97x        NA
        AVERAGE BROKER/DEALER                 $13,347       57.3%        15.2X       10.6%         1.3%         1.72X        14.6X

NEW FBR 2003                  31-DEC-03        $1,258 (8)  <44.0%        6.4X (9)    18.4% (10)    14.4% (11)   1.20X (12) 6.3X (13)
PRO FORMA FORECAST (7)

(1)  Market data as of November 18, 2002
(2) Based on most recent nine month period end (annualized for ROE calculation) unless noted otherwise
(3)  Earnings forecast for fiscal year end March 2004
(4) Compensation/Net Revenue based on most recent six month period, ROE annualized on most recent six month period
(5)  Earnings forecast for fiscal year end September 2003
(6) Compensation/Net Revenue based on most recent three month period, ROE annualized on most recent three month period
(7)  Pro forma forecast for full year 2003
(8) FBR Pro Forma market cap is calculated based on the closing price on November 14, 2002, the day prior to the date that the transaction was announced.
(9)  Pro Forma as of 9/30/02
(10) ROE calculated using 9/30/02 equity of $1.013 billion as 2003 starting equity and assumes retained GAAP earnings of $5.6 million at the end of 2003, resulting in average equity over the period of $1.016 billion. GAAP Net Income for 2003 is forecast to be $187 million (see slide A-7).
(11) Indicated dividend of $1.37 over FBR Group share price of $9.50 on November 14, 2002, the day prior to the date the transaction was announced
(12) Pro Forma Book of $7.89 as of 9/30/02, which excludes the effect of employee loans and related shares
(13) FBR Group share price of $9.50 on November 14, 2002 over Adjusted Earnings per Share of $1.52 (see slide A-7)
_______________________________________________________________________________
                                                       FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 22
December 4, 2002

[FBR Logo]
                            FRIEDMAN BILLINGS RAMSEY





                                   THE NEW FBR

                                   Conclusion



           ----------------------------------------------------------
                                  DECEMBER 2002
           ----------------------------------------------------------



_______________________________________________________________________________

[FBR Logo]
                                    NEW FBR (1)
_______________________________________________________________________________

        o Significant Growth Opportunity within Investment Banking and Other TRS Businesses
        o       Significant Dividend Income
        o       Diversified Earnings Stream
        o       Ability to Capitalize on Principal Investing Opportunities
        o       More than 460 Employees in 16 Offices
        o       Total Assets of More than $6 Billion; Highly Liquid Balance
                Sheet
        o       Equity Capital Base of More than $1 Billion
        o       Market Capitalization Greater than $1.2 Billion (2)
        o       Total Shares Outstanding of Approximately 130 Million
        o       Float Shares Greater than 100 Million


        (1)       All data pro forma for the transaction.
        (2)       Based on the closing price of FBR Group on November 14, 2002.
_______________________________________________________________________________
                                                       FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page 24
December 4, 2002

[FBR Logo]
                            FRIEDMAN BILLINGS RAMSEY
_______________________________________________________________________________







                                    APPENDIX


          ------------------------------------------------------------
                                  DECEMBER 2002
          ------------------------------------------------------------

_______________________________________________________________________________

[FBR Logo]
                              TRANSACTION OVERVIEW
_______________________________________________________________________________
        Exchange Ratio:               3.65 "New FBR" shares per FBR Asset share

        Implied FBR Asset
        Price per Share: (1)          $34.68

        Implied Aggregate
        Consideration: (1),(2)        $869 Million

        Implied Premium to                       -------------------------------
        Market: (1)                   22%        $34.68        $29.06 GAAP Book
                                                  (2.81) AOCI   (2.81)AOCI
                                                  -----
        Implied Multiple to                       $31.87 Price  (0.29) Excess
        Adjusted Book (ex.AOCI): (1)  1.23x         paid for    ------  earnings
                                                    adjusted    $25.96 Adjusted
                                                    book                book
                                                  ------------------------------
        Consideration:                100% Stock (tax-free)

        Transaction Structure:        o New FBR created and elects to be taxed
                                        as a REIT
                                      o FBR Asset to be merged into New FBR
                                      o FBR Group to be merged into New FBR
                                      o Operating businesses elect to become
                                        taxable REIT subsidiaries ("TRSs")

        Board Composition:            FBR Group Board plus FBR Asset Board; nine
                                      directors in total, of which seven are
                                      outsiders; at least five are independent directors in accordance with the proposed guidelines

        Required Approvals:           FBR Group Shareholders, FBR Asset
                                      Shareholders and regulatory approvals

        Walk-Away Provisions:         10 day average FBR Group share price of
                                      below $8.75 and above $10.55 for 10 days prior to shareholder meetings; may be waived

        Anticipated Closing:          First Quarter 2003

       (1) As of November 14, 2002 - date of agreement
       (2) Includes shares beneficially owned by FBR
_______________________________________________________________________________
                                                       FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page A-1
December 4, 2002

[FBR Logo]
                      OLD STRUCTURE/TWO SEPARATE COMPANIES
_______________________________________________________________________________

FBR GROUP                                                                                                FBR ASSET
[Graph Depicting Structural Information]                                                   [Graph Depicting Structural Information]


FBR Group (C Corp.)                        10% of Merchant       Base Fee of $11 Million     FBR Asset Investment Corporation
$260 Million of Capital (1)                 Banking Related       plus Incentive Fee of                   (REIT)
$60 Million Projected 2003 Net Income     Investment Banking     $21.5 Million Projected           $730 Million of Capital (2)
                                                Fees                 for 2003                $125 Million Projected 2003 Income
Investment Banking, Sales & Trading,
Research                                                                                         Managed by FBR Investment
                                                                                                          Management


FBR Investment Management (FBRIM)                                                             FBR Asset Taxable REIT Subsidiary
                                                                                                           ("TRS")
MBS Portfolio Management, Merchant                                                                   $3 Million of Capital
Banking Investments, Other Investment
Management                                                                                        Pays Tax and Retains Capital




(1) Approximate as of September 30, 2002, including approximately $24 million of employee loans
(2) Approximate as of September 30, 2002
_______________________________________________________________________________
                                                FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page A-2
December 4, 2002

[FBR Logo]
                                     NEW FBR
        TOTAL CAPITAL OF MORE THAN $1 BILLION (1), PROJ. EARNINGS OF ALMOST $200
                                    MILLION (2)
_______________________________________________________________________________

[Graph depicting the following information:]

                                 New FBR (REIT)
                            $964 Million of Capital (1)
                    $174.7 Million Projected 2003 Net Income (2)

                             No Tax, Pays Dividends
                     MBS Portfolio Encompasses both the old
                        FBR Asset Capital and the old FBR
                              Group Excess Capital

                                Merchant Banking



                           FBR Taxable REIT Subsidiary
                             $49 Million of Capital
                 $23.1 Million Projected 2003 After-Tax Income


                           Pays Tax, Retains Capital
                     Investment Banking, Research, Sales &
                      Trading, Other Asset Management and
                               Customer Services


(1) Pro Forma as of September 30, 2002, excluding approximately $24 million of employee loans
(2) Before $10.8 million amortization of excess premium resulting from purchase accounting
_______________________________________________________________________________
                                                       FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FOWARD LOOKING INFORMATION ON PAGE 2.

Page A-3
December 4, 2002

[FBR Logo]                     TRANSACTION SUMMARY
________________________________________________________________________________


                                                FBR Group          FBR Asset          New FBR

Business Description                            Fast Growing       Externally         Principal Investing
                                                Investment Bank    Managed Mortgage   and Top Ten
                                                                   REIT               Investment Bank

Corporate Structure                             C Corporation      REIT               REIT

Management Structure                            Internal           External           Internal

Stock for Stock Exchange                        1.00               3.65               N/A

Total Shares Outstanding (1)                    50.4               25.1               132.4

Estimated Fully Diluted GAAP shares (2)         48.0               25.1               130.0 (3)   Former FBR Asset Share Equivalents

9/30/02 Book Value per share (4)                $5.06              $29.06             $7.89       $28.80 equivalent for FBR Asset

2003 Projected EPS                              $1.27              $4.99              $1.52 (5)   $5.55 equivalent for FBR Asset

2003 Projected Dividend                         None               $5.00              $1.37       $5.00 equivalent for FBR Asset

Assets / Equity                                 2:1                8:1                6:1

Market Capitalization at 11/14/02               $475,000,000       $700,000,000       $1,257,800,000 (6)





(1) Includes 4 million employee loan shares
(2) Excludes effect of employee loans and related shares
(3) 25.1 million FBR Asset shares less 2.6 million FBR Asset shares owned by FBR Group times 3.65 equals 82 million plus 46.4 million shares outstanding plus estimated 1.6 million share dilution for outstanding option shares - equals 130 million shares
(4) On total shares outstanding, excluding employee loan shares, with no dilution for option shares
(5) Adjusted EPS (see slide A-7)
(6) Pro Forma New FBR Group market capitalization based on $9.50 FBR closing price on November 14, 2002 and 132.4 million shares outstanding


________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page A-4
December 4, 2002

[FBR Logo]              TRANSACTION RATIONALE - FBR ASSET
________________________________________________________________________________

o       Internalizes Management and Proprietary Deal Flow
o       Provides Significant Growth Opportunity
o       Maintains Dividend
o       Achieves Accretion to Earnings while Reducing Leverage
o       Improves Flexibility and Diversification - Benefit in Different
        Environments
o       Potential for Wider Coverage and Broader Investor Base
o       Increases Potential for Stock Appreciation



________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page A-5
December 4, 2002

[FBR Logo]              TRANSACTION RATIONALE - FBR GROUP
________________________________________________________________________________

o       Accretive to Earnings and Book Value
o       More Efficient Internal Access to Capital Enhances Investment
        Banking Growth
o       Increased Visibility and Market Presence Enhances Overall
        Growth Opportunities
o       Diversifies and Provides Quarter to Quarter Stability to
        Revenue Stream
o       Deploys Excess Capital in Tax Efficient Manner
o       Current Dividend Plus Growth Provides Significant Total
        Return Potential
o       Potential for Wider Coverage and Broader Investor Base


________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page A-6
December 4, 2002

[FBR Logo]           SELECTED COMPARABLES RANKED BY EQUITY
________________________________________________________________________________

                    INDEPENDENT BROKER/DEALER EQUITY CAPITAL


($ MILLIONS)                            PERIOD END      EQUITY CAPITAL      EQUITY CAPITAL
                                                        LESS GOODWILL

 1  Morgan Stanley                      31-Aug-02       $19,969             $21,416
 2  Merrill Lynch                       27-Sep-02        17,978              22,299
 3  Goldman Sachs                       30-Aug-02        16,832              18,844
 4  Lehman Brothers                     31-Aug-02         8,713               8,909
 5  Bear Stearns                        31-Aug-02         5,954               5,954
 6  A. G. Edwards Inc.                  31-Aug-02         1,627               1,627
 7  NEW FBR GROUP (EST. PRO FORMA)      30-SEP-02           887               1,013
 8  Raymond James Financial             28-Jun-02           738                 801
 9  Legg Mason, Inc                     30-Sep-02           673               1,126
10  Jefferies Group                     27-Sep-02           573                 609
11  SWS Group                           27-Sep-02           243                 250
12  Stifel Financial Corp.              30-Sep-02            75                  79




________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page A-7
December 4, 2002

[FBR Logo]                 NEW FBR PRO FORMA SUMMARY
________________________________________________________________________________


(US $ IN MILLIONS)
                   2003 FORECAST        FBR GROUP       FBR ASSET          MERGER        NEW FBR
                                                                        ADJUSTMENTS

Revenues
        Investment Banking                 $150.0                                        $150.0
        Institutional Brokerage              82.6                                          82.6
        Asset Management                     31.4                                          31.4
        FBR Asset                            45.5                            (45.5)         0.0
        Interest & Other                     22.0           246.5            (24.3)       244.2
                                          ________       _________     ____________     ________
           Total Revenues                   331.5           246.5            (69.8)       508.2

Expenses                                    230.4           121.5            (46.0)       305.9
                                          ________       _________     ____________     ________
Pre-Tax Income                              101.1           125.0            (23.8)       202.3
         Tax                                 40.4             0.0            (25.1)        15.3
                                          ________       _________     ____________     ________
GAAP Net Income                             $60.7          $125.0 (1)         $1.3       $187.0
                                          ========       =========     ============     ========

        Accretion of MBS mark to market purchase adjustment                    10.8        10.8
Adjusted Net Income                                                                       197.8
        Dividends Paid                                                                    181.4
Retained Capital                                                                           16.4

Fully Diluted Shares Outstanding             48.0 (2)        25.1 (3)                     130.0 (4)
Fully Diluted GAAP Earnings Per Share       $1.27           $4.99                         $1.44
Fully Diluted Adjusted Earnings Per Share                                                 $1.52


(1) Assumes asset yield of 4.39% and cost of funds of 1.72%, resulting in a spread of 2.67%
(2) 50.4 million primary shares less 4.0 million shares securing employee loans in accordance with
    GAAP plus an estimated 1.6 million shares from option dilution
(3) Includes 2.6 million shares owned by FBR Group
(4) 25.1 million FBR Asset shares less 2.6 million FBR Asset shares owned by FBR Group times 3.65 equals 82 million plus 48 million equals 130 million shares


________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page A-8
December 4, 2002

[FBR Logo]                    REIT RULE GUIDE
________________________________________________________________________________

o        There are four REIT tests that should be considered:
             -  20% limitation on aggregate TRS value relative to total asset value
             -  25% limitation on "bad" asset value relative to total asset value
             -  95% gross income test
             -  75% gross income test
o In applying all of these tests, the REIT and all of its subsidiaries other than its TRSs generally are consolidated. The TRSs, however, are not consolidated with the REIT for tax purposes, but instead are treated as separate entities.
o 20% limitation on TRSs: Although a REIT may own up to 100% of the stock and securities of one or more TRSs, the aggregate value of all TRS equity and debt securities held by the REIT may not exceed 20% of the total value of the REIT's gross assets. This limitation applies at the end of each calendar quarter.
o 25% "bad" asset limitation: At least 75% of the value of the REIT's gross assets must consist of "good" assets. TRS stock and securities are considered "bad" assets under this test. Thus, TRS stock and securities, along with other "bad" assets, cannot exceed 25% of the total value of the REIT's gross assets. This limitation also applies at the end of each calendar quarter.
o Gross income tests: Because TRSs are not consolidated with the REIT for purposes of the income tests, income earned by the TRSs does not directly impact the REIT's compliance with the gross income tests. Dividends paid by a TRS to the REIT, however, do impact the gross income tests. TRS dividends are "good" income under the 95% gross income test, but "bad" income under the 75% gross income test, regardless of what type of underlying income the TRS earned. The income tests apply on a calendar year basis.
o Profits earned by TRSs do not impact the REIT's distribution requirement unless they are paid as a dividend to the REIT. TRS dividends are included in the REIT's taxable income for purposes of the distribution test.
o Because a TRS is subject to corporate income tax, while a REIT is not, there are strict rules regarding the REIT's need to deal with its TRSs on an arm's-length basis. Significant penalties apply to any non-arm's-length transactions between a REIT and a TRS that have the effect of reducing the TRS's tax liability. In addition, there are limits on the ability of a TRS to deduct interest paid to a REIT.

________________________________________________________________________________
                                                        FRIEDMAN BILLINGS RAMSEY
SEE STATEMENT CONCERNING FORWARD LOOKING INFORMATION ON PAGE 2.

Page A-9
December 4, 2002